NEWS RELEASE
TSX: ELD NYSE: EGO

Eldorado Reports First Quarter 2016 Results

VANCOUVER, May 11, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce the Company’s financial and operational results for the first quarter ended March 31, 2016. Eldorado reported gold production of 140,989 ounces (2015: 189,414 oz) at an average cash operating cost of $603 per ounce (2015: $521/oz). Adjusted net loss for the quarter was $0.7 million ($0.00 per share) compared to net earnings of $19.5 million ($0.03 per share) in 2015.

“We have completed another consistent quarter with our operations performing to plan and we remain on track to achieve our guidance for the year”, stated Paul Wright, President and Chief Executive Officer of Eldorado.

“During the first four months of the year we have focused on moving forward with the value maximization exercise for our Chinese portfolio and progressing development of our Greece portfolio. I am pleased to report that we announced the agreement to sell our interest in our Jinfeng mine for $300 million in late April. Additional work on the remaining group of Chinese assets is ongoing. Our progress in Greece continues to make headway, demonstrated by the receipts of the Skouries Technical Study and building permit, and the Olympias Phase II installation permit. Productive discussions continue with the Greek Minister of Environment and Energy.

As we head into the second half of the year with an even stronger balance sheet, we are well positioned to focus on developing our robust project pipeline.”

First Quarter 2016 Financial and Operational Highlights

•	Gold production of 140,989 ounces (including production from tailings retreatment at Olympias).
•	Gold revenues were $160.0 million on sales of 133,467 ounces of gold at an average realized gold price of $1,198 per ounce.
•	Liquidity of $611.3 million, including $236.3 million in cash, cash equivalents and term deposits, and $375.0 million in unused lines of credit.
•	All-in sustaining cash costs averaged $886 per ounce; cash operating costs averaged $603 per ounce.
•	Receipt of the Skouries building permit and the Olympias Phase II installation permit.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US $, unless stated otherwise.

1

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2016	2015
Revenues	$164.1	$238.3
Gold revenues	$160.0	$224.0
Gold sold (ounces)	133,467	181,820
Average realized gold price (per ounce)	$1,198	$1,232
Cash operating costs (per ounce sold)	$603	$521
Total cash cost (per ounce sold)	$658	$578
All-in sustaining cash cost (per ounce sold)	$886	$771
Gross profit from gold mining operations	$41.2	$77.1
Adjusted net earnings (loss)	($0.7)	$19.5
Net profit (loss) attributable to shareholders of the Company	($2.5)	($8.2)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.00)	($0.01)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.00)	($0.01)
Dividends paid (Cdn$/share)	$0.00	$0.01
Cash flow from operating activities before changes in non-cash working capital	$25.1	$58.9

Review of Quarterly Financial Results

Loss attributable to shareholders of the Company was $2.5 million (or $nil per share) for the quarter compared with a loss of $8.2 million (or $0.01 per share) in the first quarter of 2015. Gold sales volumes fell 27% year on year along with slightly lower gold prices, resulting in a 29% drop in gold revenues. Cash operating costs per ounce increased 14% year on year, while gross profit from gold mining operations fell 47%.

In comparison with 2015, there were a number of items that partially offset the impact of the fall in gold mining profits. Foreign exchange movements contributed favorably to the bottom line as the Company reported a foreign exchange gain of $3.2 million as compared with a foreign exchange loss of $10.2 million in the first quarter of 2015. Additionally, tax expense of $5.3 million was lower year on year due to, among other things, $4.2 million in deferred tax recoveries as compared with $21.5 million in deferred tax expense in 2015 related to changes in the tax base due to foreign exchange. General and administrative expenses fell 28%, or $4.7 million as a result of cost cutting measures and foreign currency movements.

2

Review and 2016 Outlook

TURKEY

Kisladag

Gold production of 52,376 for the quarter was 34% lower mainly due to significant leach pad inventory drawdown in the prior year. Cash operating costs of $536 per ounce were 3% higher year on year. Capital expenditures of $7.0 million for the quarter included costs for capitalized waste stripping, metallurgical and resource drilling, and construction projects that include a 154 kV powerline, a new overland conveyor and leach pad construction.

Engineering work progressed during the quarter on optimization of process circuits associated with a potential expansion of mine throughput. The detailed engineering packages for the crushing and screening circuits were completed, and the electrical and instrumentation designs are underway. A final review of the optimization plan is expected to be completed in the second quarter.

Efemcukuru

Gold production of 27,516 ounces for the quarter was 30% higher year on year. Cash operating costs of $478 per ounce were 21% lower due to increased head grade, higher mill throughput and continued cost reduction initiatives. Capital expenditures of $4.8 million included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

CHINA

In 2014 the Company announced that it was evaluating value maximizing alternatives for its group of Chinese assets. Subsequent to the first quarter end, on April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group for US$300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions. The Company continues to advance this process for the remaining Chinese assets.

Jinfeng

As per guidance gold production of 25,935 ounces at Jinfeng was 29% lower year over year mainly as a result of lower average treated head grade, lower recovery and less ore milled. Cash operating costs of $726 per ounce were 40% higher year on year mainly due to lower gold production. Capital expenditures of $0.1 million for the quarter were primarily spent on underground development.

White Mountain

Gold production of 18,335 ounces at White Mountain was an expected 12% lower year over year due to reduced head grade and gold in-circuit inventory fluctuations. Cash operating costs of $582 per ounce were 3% lower year on year as a result of the lower average treated head grade. Capital expenditures of $4.1 million for the quarter included underground development, resource development, resource drilling and sustaining capital projects within the processing plant.

3

Tanjianshan

As expected, gold production of 14,053 ounces at Tanjianshan was 47% lower year over year mainly due to reduced head grade and lower recoveries. Head grade is expected to improve over the remainder of the year. Cash operating costs of $852 per ounce were higher as a result of the decrease in gold production.

Eastern Dragon

Permitting at Eastern Dragon continued to move forward with support from the various government agencies involved. The conversion of the Exploration License to a Mining License is progressing with formal acceptance of the application by the Ministry of Land and Resources on March 1, 2016.  With this milestone achieved, the Company expects to receive an approved Mining License during the second quarter, enabling commencement of the remaining construction activities that are required to move into production.

GREECE

Stratoni

Concentrate production for the first quarter of 2016 was lower year on year due to lower ore tonnes processed and lower lead and zinc head grades. Plant throughput was affected by lower mine production, which was primarily a result of lost production days related to a work stoppage due to a fatal accident at the mine. Stratoni reported an operating loss of $2.1 million for the quarter, including a $1.3 million inventory write-down as a result of continued low lead and zinc prices.

Olympias

On March 22, 2016, the Company was granted the required installation permit to begin Phase II of Olympias.  Work during the quarter included the shutdown of the Phase I tailings retreatment plant, which treated a final 87,350 tonnes of tailings and produced 2,774 payable gold ounces. By the end of the quarter excellent progress had been made on the demolition of the existing plant with works completed in the crusher building and well advanced in the flotation building. The site also began to accept delivery of equipment for the Phase II plant.

The Company has initiated preliminary planning and engineering for Olympias Phase III, which will include construction of a process plant and infrastructure in the Kokkinolakas valley. The new plant is expected to operate at a nominal 800,000 tonnes per year producing lead, zinc and gold concentrates.

Total expenditure for the quarter was $21.7 million.

Skouries

Following the Company’s decision on January 11, 2016 to suspend further development at Skouries, the majority of site works during the quarter were focused on winding down construction activities and preparing for the transition to care and maintenance, including all environmental works to safely secure the site. A key milestone was also achieved during the quarter in which the project surpassed 365 days and over 1 million man hours without a Lost Time incident.

On February 25, 2016, the Company received the outstanding building permit for the construction of the Skouries processing plant from the local planning office, however the project remained suspended during the first quarter pending the approval of the updated Technical Study.

4

Work on the development of the Skouries underground mine design continued during the quarter. The underground operation has been designed around bulk mining methods using sublevel open stoping with paste backfill.

Total expenditure for the period, including environmental and decommissioning costs, and care and maintenance activities was $10.6 million.

Subsequent to the end of the first quarter, on May 9, 2016, the Company announced that it had received the approval of the updated Technical Study and will recommence construction activities at the project site.

Perama Hill

No project development activities took place during the quarter and the project remains on care and maintenance.

BRAZIL

Vila Nova

Due to continued depressed market conditions for iron ore Villa Nova has continued on care and maintenance.

Tocantinzinho

The Company continued to optimize the design and operating performance of the Tocantinzinho project during the quarter. Higher cost capital items such as the future access road and power line have been the focus of the optimization study in order to reduce the upfront capital requirements and explore opportunities for positive operating cost impacts.

Capital costs incurred at Tocantinzinho during the quarter totalled $0.5 million.

ROMANIA

Certej

During the quarter the Company continued to focus on engineering and testwork. Capital and operating costs are being updated as basic engineering designs develop. Work also continued on the development of offsite infrastructure.

A total of $2.4 million was spent on Certej during the quarter.

5

Exploration Review

During the quarter 7,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The majority of the 2016 drilling programs are not scheduled to commence until later in the year due to the seasonal challenges.

Turkey

Exploration drilling continued through the quarter at Efemcukuru, with 5,300 meters completed. Most of the drilling was directed towards establishing the continuity of mineralized shoots within the Kokarpinar vein system.

Reconnaissance exploration programs in Turkey concentrated on desktop evaluations of volcanic centers in western Turkey for porphyry and epithermal system potential.

China

At White Mountain, over 1,500 metres of underground exploration drilling was completed during the quarter, primarily testing stepouts of the North and Far North ore zones. Significant new intercepts from the Far North zone included 11.8 meters grading 12.82 grams per tonne gold (DHX365-335) and 11.2 meters grading 7.06 grams per tonne gold (DHX365-336).

Greece

Exploration activities in Greece were limited to completing preparations for the upcoming underground development and exploration drilling program at Mavres Petres, which will target the untested down-dip and along-strike projections of the orebody. Underground development is scheduled to commence in the second quarter.

Brazil

There was no exploration activity during the quarter at Tocantinzinho. Reconnaissance-level mapping and sampling programs were conducted over our licenses in the Mara Rosa belt in Goias State.

Romania

Drilling was conducted at the Brad exploration license, testing outcropping zones of silicification for potential epithermal mineralization. Permit applications are underway for drilling several targets on the Certej license, peripheral to the main Certej orebody.

Conference Call

A conference call to discuss the details of the Company’s First Quarter 2016 Results will be held by senior management on May 12, 2016 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until May 19, 2016)
Date:	Thursday March 24, 2016	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	8919 3464
Toll free:	888 231 8191

6

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s 2016 First Quarter Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of exploration results in this press release. Drillhole results quoted represent mineralized widths in drillholes, which are greater than the true widths of mineralized zones.  Assay results reported in this release for White Mountain in China were determined from diamond drill core samples that were crushed, split, and pulverized at Eldorado's sample preparation facilities at the White Mountain mine.  Gold analyses were completed by fire assay at the ALS Chemex facility in Guangzhou.  Field duplicate, and blank samples were inserted prior to shipment to the preparation facility, certified standard reference materials were inserted prior to shipment to the assay laboratory, and results were regularly monitored to ensure the quality of the data.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604.601.6701 or	1.888.353.8166
604.601.6702

7

Q1 2016 Gold Production Highlights (in US$)

	First Quarter 2016	First Quarter 2015	2015	2016 Outlook[5]
Gold Production
Ounces Sold	133,467	181,820	705,310	n/a
Ounces Produced[1]	140,989	189,414	723,532	565,000 to 630,000
Cash Operating Cost ($/oz)[2,4]	603	521	552	585 to 620
Total Cash Cost ($/oz)[3,4]	658	578	606	n/a
Realized Price ($/oz - sold)	1,198	1,232	1,168	n/a
Kişladağ Mine, Turkey
Ounces Sold	52,679	79,002	280,892	n/a
Ounces Produced	52,376	79,256	281,280	225,000 to 240,000
Tonnes to Pad	4,046,896	4,226,113	19,146,685	n/a
Grade (grams / tonne)	0.73	0.70	0.70	n/a
Cash Operating Cost ($/oz)[4]	536	522	543	550 to 600
Total Cash Cost ($/oz)[3,4]	552	539	558	n/a
Efemçukuru Mine, Turkey
Ounces Sold	22,304	18,623	99,147	n/a
Ounces Produced	27,516	21,220	100,482	90,000 to 100,000
Tonnes Milled	116,487	105,419	454,863	n/a
Grade (grams / tonne)	7.96	7.32	7.82	n/a
Cash Operating Cost ($/oz)[4]	478	604	521	550 to 600
Total Cash Cost ($/oz)[3,4]	500	619	540	n/a
Tanjianshan Mine, China
Ounces Sold	14,053	26,626	97,563	n/a
Ounces Produced	14,053	26,626	97,563	70,000 to 80,000
Tonnes Milled	268,615	257,297	1,060,176	n/a
Grade (grams / tonne)	1.84	3.57	3.14	n/a
Cash Operating Cost ($/oz)[4]	852	407	473	675 to 725
Total Cash Cost ($/oz)[3,4]	1,083	573	646	n/a
Jinfeng Mine, China
Ounces Sold	26,096	36,686	149,552	n/a
Ounces Produced	25,935	36,686	149,655	95,000 to 105,000
Tonnes Milled	305,484	321,706	1,303,863	n/a
Grade (grams / tonne)	3.26	4.10	4.13	n/a
Cash Operating Cost ($/oz) [4]	726	518	587	700 to 750
Total Cash Cost ($/oz) [3,4]	807	611	669	n/a
White Mountain Mine, China
Ounces Sold	18,335	20,883	78,156	n/a
Ounces Produced	18,335	20,883	78,156	75,000 to 85,000
Tonnes Milled	206,090	206,607	849,335	n/a
Grade (grams / tonne)	3.25	3.55	3.30	n/a
Cash Operating Cost ($/oz) [4]	582	600	653	625 to 675
Total Cash Cost ($/oz) [3,4]	620	638	691	n/a
Olympias, Greece
Ounces Sold	-	-	-	n/a
Ounces Produced[1]	2,774	4,743	16,396	n/a
Tonnes Milled	87,350	157,040	589,675	n/a
Grade (grams / tonne)	2.47	2.23	1.99	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	n/a

1 Ounces produced include production from tailings retreatment at Olympias.

2 Cost figures calculated in accordance with the Gold Institute Standard.

3 Cash operating costs, plus royalties and the cost of off-site administration.

4 Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

5 Outlook assumes the following metal prices: Gold $1,100 per ounce; Silver $16 per ounce.

8

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2016	December 31, 2015

	$	$
ASSETS
Current assets
Cash and cash equivalents	230,958	288,189
Term deposits	5,295	4,382
Restricted cash	260	248
Marketable securities	26,585	18,331
Accounts receivable and other	75,887	85,468
Inventories	181,466	175,626
	520,451	572,244
Other assets	93,084	83,147
Defined benefit pension plan	11,319	10,897
Property, plant and equipment	4,775,510	4,747,759
Goodwill	50,276	50,276
	5,450,640	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	220,875	236,819
	220,875	236,819
Debt	589,944	589,395
Other non-current liability	6,821	6,166
Asset retirement obligations	103,040	102,636
Deferred income tax liabilities	596,796	607,871
	1,517,476	1,542,887
Equity
Share capital	5,319,101	5,319,101
Treasury stock	(8,015)	(10,211)
Contributed surplus	46,758	47,236
Accumulated other comprehensive loss	(6,669)	(20,572)
Deficit	(1,586,351)	(1,583,873)
Total equity attributable to shareholders of the Company	3,764,824	3,751,681
Attributable to non-controlling interests	168,340	169,755
	3,933,164	3,921,436
	5,450,640	5,464,323

Approved on behalf of the Board of Directors

(Signed) John Webster             Director

(Signed) Paul N. Wright           Director

The accompanying notes are an integral part of these consolidated financial statements.

9

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2016	2015
	$	$
Revenue
Metal sales	164,132	238,311

Cost of sales
Production costs	92,948	119,305
Inventory write-down	1,346	6,210
Depreciation and amortization	31,659	45,409
	125,953	170,924
Gross profit	38,179	67,387

Exploration expenses	2,243	3,123
Mine standby costs	9,558	499
General and administrative expenses	11,571	16,278
Defined benefit pension plan expense	283	426
Share based payments	3,701	6,415
Foreign exchange loss (gain)	(3,169)	10,239
Operating profit	13,992	30,407

Loss on disposal of assets	291	11
Loss on marketable securities and other investments	4,317	-
Other expense (income)	1,669	(1,858)
Asset retirement obligation accretion	564	603
Interest and financing costs	5,711	5,175

Profit before income tax	1,440	26,476
Income tax expense	5,333	32,989
Loss for the period	(3,893)	(6,513)

Attributable to:
Shareholders of the Company	(2,478)	(8,244)
Non-controlling interests	(1,415)	1,731
Loss for the period	(3,893)	(6,513)

Weighted average number of shares outstanding (thousands)
Basic	716,587	716,583
Diluted	716,587	716,583

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share	(0.00)	(0.01)
Diluted earnings (loss) per share	(0.00)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

10

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2016	2015
	$	$

Loss for the period	(3,893)	(6,513)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	9,689	(111)
Realized losses on disposal of available-for-sale financial assets reclassified to profit and loss	4,336	-
Actuarial losses on severance obligation	(122)	-
Total other comprehensive income (loss) for the period	13,903	(111)
Total comprehensive income (loss) for the period	10,010	(6,624)

Attributable to:
Shareholders of the Company	11,425	(8,355)
Non-controlling interests	(1,415)	1,731
	10,010	(6,624)

The accompanying notes are an integral part of these consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2016	2015
		$	$
Cash flows generated from (used in):
Operating activities
Loss for the period		(3,893)	(6,513)
Items not affecting cash:
Asset retirement obligation accretion		564	603
Depreciation and amortization		31,659	45,409
Unrealized foreign exchange loss (gain)		(643)	1,014
Deferred income tax expense (recovery)		(11,136)	11,564
Loss on disposal of assets		291	11
Loss on marketable securities and other investments		4,317	-
Share based payments		3,701	6,415
Defined benefit pension plan expense		283	426
		25,143	58,929

Property reclamation payments		(80)	-
Changes in non-cash working capital	9	(22,622)	16,077
		2,441	75,006
Investing activities
Purchase of property, plant and equipment		(64,456)	(75,071)
Proceeds from the sale of property, plant and equipment		385	13
Proceeds on production of tailings retreatment		3,878	5,721
Purchase of marketable securities		(1,834)	(5,233)
Proceeds from the sale of marketable securities		3,287	-
Investment in term deposits		(913)	(45,902)
Decrease (increase) in restricted cash		(19)	601
		(59,672)	(119,871)
Financing activities
Issuance of common shares for cash		-	121
Dividend paid to shareholders		-	(5,768)
Purchase of treasury stock		-	(2,394)
Long-term and bank debt proceeds		-	8,171
Long-term and bank debt repayments		-	(8,171)
		-	(8,041)
Net decrease in cash and cash equivalents		(57,231)	(52,906)
Cash and cash equivalents - beginning of period		288,189	498,514
Cash and cash equivalents - end of period		230,958	445,608

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2016	2015
	$	$
Share capital
Balance beginning of period	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash	-	121
Transfer of contributed surplus on exercise of options	-	30
Balance end of period	5,319,101	5,319,101

Treasury stock
Balance beginning of period	(10,211)	(12,949)
Purchase of treasury stock	-	(2,394)
Shares redeemed upon exercise of restricted share units	2,196	2,681
Balance end of period	(8,015)	(12,662)

Contributed surplus
Balance beginning of period	47,236	38,430
Share based payments	3,134	6,305
Shares redeemed upon exercise of restricted share units	(2,196)	(2,681)
Recognition of put option liability and related costs	(1,416)	(653)
Transfer to share capital on exercise of options and deferred
phantom units	-	(30)
Balance end of period	46,758	41,371

Accumulated other comprehensive loss
Balance beginning of period	(20,572)	(18,127)
Other comprehensive loss for the period	13,903	(111)
Balance end of period	(6,669)	(18,238)

Deficit
Balance beginning of period	(1,583,873)	(53,804)
Dividends paid	-	(5,768)
Loss attributable to shareholders of the Company	(2,478)	(8,244)
Balance end of period	(1,586,351)	(67,816)
Total equity attributable to shareholders of the Company	3,764,824	5,261,756

Non-controlling interests
Balance beginning of period	169,755	305,414
Profit (loss) attributable to non-controlling interests	(1,415)	1,731
Dividends declared to non-controlling interests	-	(1,635)
Balance end of period	168,340	305,510

Total equity	3,933,164	5,567,266

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

(14)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project (“ED”). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements. A liability in the amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. The present value of the liability representing the Put Option as of March 31, 2016 is $52,900 and is included in accounts payable and accrued liabilities in the balance sheet.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

5.	Debt

(a) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $10,056 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2016 was $548.3 million.

(15)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(b) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($111,434).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2016 was 4.59%.

As at March 31, 2016, RMB 671.7 million ($103,962) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.22	8,938,917
Exercised	-	-
Forfeited	15.81	(2,372,164)
At March 31,	7.66	32,086,187

At March 31, 2016, 20,384,139 share options (March 31, 2015 – 27,004,235) with a weighted average exercise price of Cdn$9.75 (March 31, 2015 – Cdn$10.11) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2016 was $2,120.

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the three-month period ended March 31, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

(16)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the period ended March 31, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(298,483)
Forfeited	(93,536)
Balance at March 31, 2016	1,227,030

As at March 31, 2016, 1,227,030 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,591 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2016 was $664.

(c) Deferred share units plan

At March 31, 2016, 577,603 deferred share units (“DSUs”) were outstanding with a value of $1,815, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $567 for the period ended March 31, 2016.

(d) Performance share units plan

A total of 796,652 performance share units (“PSUs”) were granted during the period ended March 31, 2016 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended March 31, 2016 was $350.

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at March 31, 2016 are marketable securities. No liabilities are measured at fair value on a recurring basis as at March 31, 2016.

(17)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Fair value of financial instruments (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 5a), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

9.	Supplementary cash flow information
March 31, 2016 $		March 31, 2015 $

Changes in non-cash working capital
Accounts receivable and other	(447)	26,329
Inventories	(4,654)	10,181
Accounts payable and accrued liabilities	(17,521)	(20,433)
Total	(22,622)	16,077

Supplementary cash flow information
Income taxes paid	14,241	22,564
Interest paid	-	228

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2016, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(18)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended March 31, 2016
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	91,221	69,439	-	3,472	-	-	164,132
Production costs	40,974	47,741	-	4,233	-	-	92,948
Inventory write-down	-	-	-	1,346	-	-	1,346
Depreciation	18,244	12,691	461	194	-	69	31,659
Gross profit (loss)	32,003	9,007	(461)	(2,301)	-	(69)	38,179

Other material items of income and expense
Exploration expenses	360	282	332	648	207	414	2,243
Income tax expense (recovery)	4,866	539	(1,664)	2,098	(569)	63	5,333

Additions to property, plant and
equipment during the period	14,121	4,473	874	43,056	2,397	8	64,929

Information about assets and liabilities
Property, plant and equipment (*)	893,337	1,318,935	179,505	1,981,512	400,544	1,677	4,775,510
Goodwill	-	50,276	-	-	-	-	50,276
	893,337	1,369,211	179,505	1,981,512	400,544	1,677	4,825,786

Debt	-	-	-	-	-	589,944	589,944

For the three months ended March 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	119,687	105,138	336	13,150	-	-	238,311
Production costs	54,856	51,151	1,472	11,826	-	-	119,305
Inventory write-down	-	-	6,210	-	-	-	6,210
Depreciation	16,482	25,406	506	2,867	-	148	45,409
Gross profit (loss)	48,349	28,581	(7,852)	(1,543)	-	(148)	67,387

Other material items of income and expense
Exploration expenses	444	269	386	829	476	719	3,123
Income tax expense	12,791	8,673	3,578	7,449	472	26	32,989

Additions to property, plant and
equipment during the period	13,968	7,961	372	49,038	5,095	81	76,515

(19)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the year ended December 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

10.2 Economic dependence
At March 31, 2016, each of the Company’s Chinese mines had one major customer, to whom each sells its entire production, as follows:

        TJS Mine                                            Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

        Jinfeng Mine                                     China National Gold Group

       White Mountain Mine                      Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

11.	Events Occurring After the Reporting Date
On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in the Company’s Jinfeng mine to a wholly-owned subsidiary of China National Gold Group for $300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2016

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2016. All dollar amounts are in United States dollars unless stated otherwise. The information in this MD&A is as of May 11, 2016 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2016 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – lead and zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

2

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index and the PHLX Gold/Silver Index.

First Quarter Summary Results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $2.5 million ($0.00 loss per share), compared to loss attributable to shareholders of the Company of $8.2 million ($0.01 loss per share) in the first quarter of 2015.

•	Gold revenues were $160.0 million (2015 – $224.0 million) on sales of 133,467 ounces at an average realized price of $1,198 per ounce (2015 – 181,820 ounces at $1,232 per ounce).

•	Liquidity of $611.3 million, including $236.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 140,989 ounces, including production from Olympias tailings retreatment (2015 – 189,414 ounces).

•	Cash operating costs averaged $603 per ounce (2015 – $521 per ounce).

•	All in sustaining cash costs averaged $886 per ounce (2015 – $771 per ounce).

•	Gross profit from gold mining operations of $41.2 million (2015 – $77.1 million).

•	Adjusted net loss of $0.7 million ($0.00 loss per share) compared to adjusted net earnings of $19.5 million ($0.03 per share) in 2015.

•	Cash generated from operating activities before changes in non-cash working capital was $25.1 million (2015 – $58.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Agreement to Sell Jinfeng Mine

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group for US$300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

3

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2016	2015
Revenues	$164.1	$238.3
Gold revenues	$160.0	$224.0
Gold sold (ounces)	133,467	181,820
Average realized gold price (per ounce)	$1,198	$1,232
Cash operating costs (per ounce sold)	$603	$521
Total cash cost (per ounce sold)	$658	$578
All-in sustaining cash cost (per ounce sold)	$886	$771
Gross profit from gold mining operations	$41.2	$77.1
Adjusted net earnings (loss)	($0.7)	$19.5
Net profit (loss) attributable to shareholders of the Company	($2.5)	($8.2)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.00)	($0.01)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.00)	($0.01)
Dividends paid (Cdn$/share)	$0.00	$0.01
Cash flow from operating activities before changes in non-cash working capital	$25.1	$58.9

Loss attributable to shareholders of the Company was $2.5 million (or $nil per share) for the quarter compared with a loss of $8.2 million (or $0.01 per share) in the first quarter of 2015. Gold sales volumes fell 27% year on year along with slightly lower gold prices, resulting in a 29% drop in gold revenues. Cash operating costs per ounce increased 14% year on year, while gross profit from gold mining operations fell 47%.

In comparison with 2015, there were a number of items that partially offset the impact of the fall in gold mining profits. Foreign exchange movements contributed favorably to the bottom line as the Company reported a foreign exchange gain of $3.2 million as compared with a foreign exchange loss of $10.2 million in the first quarter of 2015. Additionally, tax expense of $5.3 million was lower year on year due to, among other things, $4.2 million in deferred tax recoveries as compared with $21.5 million in deferred tax expense in 2015 related to changes in the tax base due to foreign exchange. General and administrative expenses fell 28%, or $4.7 million as a result of cost cutting measures and foreign currency movements.

4

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Operations Update

For the quarter ended March 31,	2016	2015
Gross profit – gold mining operations (millions)	$41.2	$77.1
Ounces produced – including Olympias production from tailings retreatment	140,989	189,414
Cash operating costs (per ounce sold)	$603	$521
Total cash cost (per ounce sold)	$658	$578
Kisladag
Gross profit – gold mining operations	$21.8	$43.6
Ounces produced	52,376	79,256
Cash operating costs (per ounce sold)	$536	$522
Total cash cost (per ounce sold)	$552	$539
Efemcukuru
Gross profit – gold mining operations	$10.3	$4.9
Ounces produced	27,516	21,220
Cash operating costs (per ounce sold)	$478	$604
Total cash cost (per ounce sold)	$500	$619
Tanjianshan
Gross profit – gold mining operations	$0.6	$12.7
Ounces produced	14,053	26,626
Cash operating costs (per ounce sold)	$852	$407
Total cash cost (per ounce sold)	$1,083	$573
Jinfeng
Gross profit – gold mining operations	$4.1	$10.9
Ounces produced	25,935	36,686
Cash operating costs (per ounce sold)	$726	$518
Total cash cost (per ounce sold)	$807	$611
White Mountain
Gross profit – gold mining operations	$4.4	$5.1
Ounces produced	18,335	20,883
Cash operating costs (per ounce sold)	$582	$600
Total cash cost (per ounce sold)	$620	$638
Olympias
Ounces produced from tailings retreatment	2,774	4,743

TURKEY

5

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Kisladag

Operating Data – quarter ended March 31,	2016	2015
Tonnes placed on pad	4,046,896	4,226,113
Average treated head grade - grams per tonne (g/t)	0.73	0.70
Gold (ounces)
- Produced	52,376	79,256
- Sold	52,679	79,002
Cash operating costs (per ounce sold)	$536	$522
Total cash costs (per ounce sold)	$552	$539
Financial Data (millions)
Gold revenues	$62.5	$96.2
Depreciation and depletion	$11.6	$10.1
Gross profit – gold mining operations	$21.8	$43.6
Sustaining capital expenditures	$7.0	$3.2

Gold production for the quarter was lower year on year mainly due to significant leach pad inventory drawdown in the prior year. Capital expenditures for the quarter included costs for capitalized waste stripping, metallurgical and resource drilling, and construction projects that include a 154 KV powerline, a new overland conveyor and leach pad construction.

Engineering work progressed during the quarter on optimization of process circuits associated with a potential expansion of mine throughput. The detailed engineering packages for the crushing and screening circuits were completed, and the electrical and instrumentation designs are underway. A final review of the optimization plan is expected to be completed in the second quarter.

Efemcukuru

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	116,487	105,419
Average treated head grade - grams per tonne (g/t)	7.96	7.32
Average Recovery Rate (to Concentrate)	95.8%	91.0%
Gold (ounces)
- Produced	27,516	21,220
- Sold	22,304	18,623
Cash operating costs (per ounce sold)	$478	$604
Total cash costs (per ounce sold)	$500	$619
Financial Data (millions)
Gold revenues	$27.9	$22.7
Depreciation and depletion	$6.5	$6.2
Gross profit – gold mining operations	$10.3	$4.9
Sustaining capital expenditures	$4.8	$4.4

Gold production for the quarter was higher year on year due to increased head grade and higher mill throughput. Cash operating costs per ounce were lower as a result of increased production and continued cost reduction initiatives. Ounces sold were lower than ounces produced, reflecting concentrate inventory that will be shipped during the second quarter. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

CHINA

6

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Jinfeng

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	305,484	321,706
Average treated head grade - grams per tonne (g/t)	3.26	4.10
Average Recovery Rate	82.4%	86.4%
Gold (ounces)
- Produced	25,935	36,686
- Sold	26,096	36,686
Cash operating costs (per ounce sold)	$726	$518
Total cash costs (per ounce sold)	$807	$611
Financial Data (millions)
Gold revenues	$31.0	$45.9
Depreciation and depletion	$5.8	$12.6
Gross profit – gold mining operations	$4.1	$10.9
Sustaining capital expenditures	$0.1	$2.3

Gold production at Jinfeng was lower year on year as a result of lower average treated head grade, lower recovery and less ore milled. Cash operating costs per ounce were higher year on year mainly due to lower gold production. Capital expenditures for the quarter mainly related to underground development.

White Mountain

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	206,090	206,607
Average treated head grade - grams per tonne (g/t)	3.25	3.55
Average Recovery Rate	86.8%	88.6%
Gold (ounces)
- Produced	18,335	20,883
- Sold	18,335	20,883
Cash operating costs (per ounce sold)	$582	$600
Total cash costs (per ounce sold)	$620	$638
Financial Data (millions)
Gold revenues	$21.7	$25.9
Depreciation and depletion	$6.0	$7.4
Gross profit – gold mining operations	$4.4	$5.1
Sustaining capital expenditures	$4.1	$2.3

Gold production at White Mountain during the quarter was lower year on year due to reduced head grade and gold in-circuit inventory fluctuations year on year. Cash operating costs per ounce were lower, as a result of lower equipment maintenance costs, and reduced stope development meters. Capital expenditures for the quarter included underground development, resource drilling and sustaining capital projects within the processing plant.

7

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Tanjianshan

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	268,615	257,297
Average treated head grade - grams per tonne (g/t)	1.84	3.57
Average Recovery Rate	78.2%	80.9%
Gold (ounces)
- Produced	14,053	26,626
- Sold	14,053	26,626
Cash operating costs (per ounce sold)	$852	$407
Total cash costs (per ounce sold)	$1,083	$573
Financial Data (millions)
Gold revenues	$16.7	$33.3
Depreciation and depletion	$0.9	$5.3
Gross profit – gold mining operations	$0.6	$12.7
Sustaining capital expenditures	$0.3	$2.1

Gold production at Tanjianshan during the quarter was lower than last year due to reduced head grade and lower recoveries. Head grade is expected to improve over the remainder of the year. Cash operating costs per ounce were higher as a result of the decrease in gold production.

Eastern Dragon

Permitting at Eastern Dragon continued to move forward with support from the various government agencies involved. The conversion of the Exploration License to a Mining License is progressing with formal acceptance of the application by the Ministry of Land and Resources on March 1, 2016.  With this milestone achieved, the Company expects to receive an approved Mining License during the second quarter, enabling commencement of the remaining construction activities that are required to move into production.

GREECE

Stratoni

Operating Data – quarter ended March 31,	2016	2015
Ore mined (wet metric tonnes)	31,967	48,699
Ore processed (dry metric tonnes)	30,700	46,875
Pb grade (%)	6.40%	6.89%
Zn grade (%)	9.01%	9.78%
Ag grade (g/t)	175	187
Concentrate produced (dry metric tonnes)	7,483	12,478
Concentrate sold (dry metric tonnes)	4,608	15,708
Average realized concentrate price (per tonne of concentrate )	$753	$837
Cash operating costs (per tonne of concentrate sold)	$890	$738
Financial Data (millions)
Revenues (lead, zinc and silver)	$3.5	$13.2
Depreciation and depletion	$0	$2.7
Earnings/(loss) from operations	($2.1)	($1.4)
Sustaining capital expenditures	$1.1	$0.4

8

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Concentrate production from Stratoni for the first quarter of 2016 was lower year on year due to lower ore tonnes processed and lower lead and zinc head grades. Plant throughput was affected by lower mine production, which was primarily a result of lost production days related to a work stoppage due to a fatal accident at the mine. Stratoni reported an operating loss of $2.1 million for the quarter, including a $1.3 million inventory write-down as a result of continued low lead and zinc prices.

Olympias

On March 22, 2016, the Company was granted the required installation permit to begin Phase II of Olympias.  Work during the quarter included the shutdown of the Phase I tailings retreatment plant, which treated a final 87,350 tonnes of tailings and produced 2,774 payable gold ounces. By the end of the quarter excellent progress had been made on the demolition of the existing plant with works completed in the crusher building and well advanced in the flotation building. The site also began to accept delivery of equipment for the Phase II plant.

The Company has initiated preliminary planning and engineering for Olympias Phase III, which will include construction of a process plant and infrastructure in the Kokkanolakis valley. The new plant is expected to operate at a nominal 800,000 tonnes per year producing lead, zinc and gold concentrates.

Total expenditure for the quarter was $21.7 million.

Skouries

Following the Company’s decision on January 11, 2016 to suspend further development at Skouries, the majority of site works during the quarter were focused on winding down construction activities and preparing for the transition to care and maintenance, including all environmental works to safely secure the site. A key milestone was also achieved during the quarter in which the project surpassed 365 days and over 1 million man hours without a Lost Time incident.

On Feb 25, 2016, the Company received the outstanding building permit for the construction of the Skouries processing plant from the local planning office, however the project remained suspended for the remainder of the first quarter pending the approval of the updated Technical Study.

Subsequent to the end of the first quarter the Company announced that it had received the approval of the updated Technical Study and will recommence construction activities at the project site.

Work on the development of the Skouries underground mine design continued during the quarter. The underground operation has been designed around bulk mining methods using sublevel open stoping with paste backfill.

Total expenditure for the period, including environmental and decommissioning costs, and care and maintenance activities was $10.6 million.

Perama Hill

No project development activities took place during the quarter and the project remains on care and maintenance.

9

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

BRAZIL

Vila Nova

Operating Data – quarter ended March 31,	2016	2015
Tonnes Processed	0	20,017
Iron Ore Produced	0	16,038
Average Grade (% Fe)	0%	59.47%
Iron Ore Tonnes
- Sold	0	47,797
Average Realized Iron Ore Price(1)	$0	$38
Total Cash Costs (per tonne sold)	$ 0	$ 31
Financial Data (millions)
Revenues	$0.0	$0.3
Depreciation and depletion	$0.5	$0.5
Earnings/ (loss) – mining operations	($0.5)	($7.8)
Sustaining capital expenditures	$0	$0
(1)	Excluding adjustments to finalize shipments from prior periods

Due to continued depressed market conditions for iron ore Villa Nova has continued on care and maintenance.

Tocantinzinho

The Company continued to optimize the design and future operating performance of the Tocantinzinho project during the quarter. Higher cost capital items such as the access road and power line have been the focus of the optimization study in order to reduce the upfront capital requirements and explore opportunities for positive operating cost impacts.

Capital costs incurred at Tocantinzinho during the quarter totalled $0.5 million.

ROMANIA

Certej

During the quarter the Company continued to focus on engineering and testwork. Capital and operating costs are being updated as basic engineering designs develop. Work also continued on the development of offsite infrastructure.

A total of $2.4 million was spent on Certej during the quarter.

EXPLORATION

Exploration Update

During the quarter 7,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The majority of the 2016 drilling programs are not scheduled to commence until the later in the year due to the seasonal challenges.

10

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Turkey

Exploration drilling continued through the quarter at Efemcukuru, with 5,300 meters completed. Most of the drilling was directed towards establishing the continuity of mineralized shoots within the Kokarpinar vein system.

Reconnaissance exploration programs in Turkey concentrated on desktop evaluations of volcanic centers in western Turkey for porphyry and epithermal system potential.

China

At White Mountain, over 1,500 metres of underground exploration drilling was completed during the quarter, primarily testing stepouts of the North and Far North ore zones. Significant new intercepts from the Far North zone included 11.8 meters grading 12.82 grams per tonne gold (DHX365-335) and 11.2 meters grading 7.06 grams per tonne gold (DHX365-336).

Greece

Exploration activities in Greece were limited to completing preparations for the upcoming underground development and exploration drilling program at Mavres Petres, which will target the untested down-dip and along-strike projections of the orebody. Underground development is scheduled to commence in the second quarter.

Brazil

There was no exploration activity during the quarter at Tocantinzinho. Reconnaissance-level mapping and sampling programs were conducted over our licenses in the Mara Rosa belt in Goias State.

Romania

Drilling was conducted at the Brad exploration license, testing outcropping zones of silicification for potential epithermal mineralization. Permit applications are underway for drilling several targets on the Certej license, peripheral to the main Certej orebody.

QUARTERLY RESULTS

millions (except per share amounts)

	2016	2015	2015	2015	2015	2014	2014	2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$164.1	$199.3	$211.5	$214.2	$238.3	$259.0	$263.5	$265.5
Profit (loss)(1)	($2.5)	($1,238.0)	($96.1)	($198.6)	($8.2)	$13.9	$19.8	$37.6
Earnings (loss) per share[1]
- basic	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05
- diluted	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05

(1) Attributable to shareholders of the Company

11

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

As discussed above, the Company’s financial performance during the first quarter of 2016 continued to be influenced by depressed gold prices. Losses during 2015 were due to $1,423.0 million in impairment charges net of taxes for the impairment of goodwill and property, plant and equipment related to the Certej, Skouries and TJS gold properties as well as a change in the Greek tax rates.

NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	Q1 2016	Q1 2015
millions (except for gold ounces sold and cash operating cost per ounce sold)
Production costs (from consolidated income statement)	$92.9	$119.3
Vila Nova and Stratoni production costs	4.2	13.3
Production costs excluding Vila Nova and Stratoni	$88.7	$106.0
Less:
By-product credits	0.8	0.9
Total cash cost	$87.9	$105.1
Royalty expense and production taxes	7.4	10.4
Cash operating cost	$80.5	$94.7
Gold ounces sold	133,467	181,820
Total cash cost per ounce sold	$658	$578
Cash operating cost per ounce sold	$603	$521

All-in sustaining cash cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

12

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Calculation of all-in sustaining cash costs	Q1 2016	Q1 2015
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$87.9	$105.1
Sustaining capital spending at operating gold mines	16.3	14.4
Exploration spending at operating gold mines	1.1	1.0
General and administrative expenses	12.9	19.7
All-in sustaining cash costs	$118.2	$140.2
Gold ounces sold	133,467	181,820
All-in sustaining cash cost per ounce sold	$886	$771

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

13

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2016	Q1 2015
Net (loss) earnings attributable to shareholders	($2.5)	($8.2)
Losses (gains) on available-for-sale securities	4.3	0.0
Loss on investment in associates	0.3	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(4.2)	21.5
Inventory writedown	1.0	6.2
Transaction costs	0.4	0.0
Total adjusted net earnings (loss)	($0.7)	$19.5
Weighted average shares outstanding	716,587	716,583
Adjusted net earnings ($/share)	$0.00	$0.03

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition and Liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $25.1 million in cash, compared to $58.9 million in 2015. In addition, cash flow of $3.9 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($5.7 million – 2015).

Investing activities

The Company invested $64.4 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $35.0 million while sustaining capital spending at our producing mines totalled $17.4 million ($16.3 million at our producing gold mines and $1.1 million at Stratoni). A total of $5.6 million was spent on tailings retreatment at Olympias against proceeds of $3.9 million from the sale of gold recovered from the retreatment process. Capitalized evaluation drilling totalled $1.6 million. We also spent $0.1 million on land acquisitions. A total of $4.5 million in bond interest was also charged to capital projects. The remaining $0.3 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

14

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Capital resources

(millions)	March 31, 2016	December 31, 2015
Cash, cash equivalents and term deposits	$236.3	$292.6
Working capital	$299.6	$335.4
Debt	$589.9	$589.4

Management believes that the working capital at March 31, 2016, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.6	0.8	-	-	1.4
Operating leases	6.2	6.4	6.5	5.9	25.0
Purchase obligations	51.9	0.1	-	-	52.0
Totals	58.7	7.3	606.5	5.9	678.4

The above table does not include interest on debt.

As at March 31, 2016, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 14,500 dry metric tonnes of zinc concentrates and 7,000 dry metric tonnes of lead/silver concentrates from Stratoni, and 18,000 dry metric tonnes of gold concentrate from Olympias.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2016 through to December 2016, this amount is equal to $4.18 per ounce. In October 2015, the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries).

15

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 27,850 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

Debt

Significant changes in our debt from that disclosed in our December 31, 2015 annual MD&A and consolidated financial statements are as follows:

Senior notes

The fair market value of the notes as at March 31, 2016 is $548.3 million. Net deferred financing costs of $10.1 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($111.4 million) through a series of amendments. As at March 31, 2016, RMB 671.7 million ($104.0 million) had been drawn under the entrusted loan. Please see note 5 of the Financial Statements for an explanation of the accounting treatment for this loan.

Equity

There were no exercises of stock options and warrants during the quarter.

Common shares outstanding - as of March 31, 2016 - as of May 11, 2016	716,587,134 716,587,134
Share purchase options - as of May 11, 2016 (Weighted average exercise price per share: $7.66 Cdn)	31,905,842

Other Information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
16

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

17

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2016. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

18

MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016